Marc Vandiepenbeeck EVP and Chief Financial Officer Johnson Controls 5757 N. Green Bay Avenue Glendale, WI 53209
February 16, 2024

Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C. 20549-9303

Attention:    Ms. Megan Akst
Ms. Christine Dietz

Re:    Johnson Controls International plc
Form 10-K for the Fiscal Year ended September 30, 2023
Filed December 14, 2023
Form 8-K Furnished December 12, 2023
File No. 001-13836

Dear Ms. Akst and Ms. Dietz:

This letter is in response to the comment letter from the Staff (the “Staff”) of the Securities and Exchange Commission (the “SEC” or the “Commission”) dated January 25, 2024. Your comments are reproduced below in bold italics, followed in each case by the response of Johnson Controls International plc (the “Company”).

Form 10-K for the Fiscal Year Ended September 30, 2023

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations Fiscal Year 2023 Compared to Fiscal Year 2022, page 32

1.Please tell us whether you use any metrics to monitor your ability to retain customers, acquire new customers or expand sales to existing customers. For example, we note in your quarterly earnings slides that you highlight sites under long-term service agreements, and order growth for install and service on a consolidated and segmental basis. Tell us your consideration of disclosing these or other metrics for each period presented and any related trends that affect your revenues or results of operations. We refer you to Item 303(a) of Regulation S-K and SEC Release No. 33-10751.

Response:

The Company generally measures and manages the performance of its business and segments based on revenue, profit (including margin), cash flow and earnings. From time to time the Company will utilize metrics regarding its ability to retain customers, acquire new customers or expand sales to existing customers to examine performance and trends with respect to specific lines of business, customer relationships or strategic initiatives. These additional metrics are meant to provide management with a deeper level of insight into the progress of specific strategic and growth initiatives and may not necessarily be reflective of

Marc Vandiepenbeeck EVP and Chief Financial Officer Johnson Controls 5757 N. Green Bay Avenue Glendale, WI 53209
the performance of the Company’s operating segments or business as a whole. For example, the Company’s use and related disclosure of sites under long-term service agreements illustrates the Company’s value proposition and strategy as a provider of building products and solutions over the lifecycle of a building, but this metric is not used as a performance indicator to manage the Company’s operating segments or predict future performance. The Company does not use key performance indicators specific to line of business, customer type or strategic initiative to manage the performance of the Company’s business or segments.

The Company considers Item 303(a) of Regulation S-K and SEC Release No. 33-10751 when preparing its MD&A disclosures. Within MD&A, the Company has disclosed the key financial metrics the Company believes are material to the users of the financial statements in addition to a narrative discussion of why the Company believes these metrics are helpful in understanding our results of operations. This includes discussion of macroeconomic and performance trends that may impact the Company’s results of operations, in addition to discussion of changes in demand, backlog and other factors that have affected or may affect the Company’s results of operations. While the Company views the acquisition, expansion and retention of customers as important to support growth and the Company’s long-term strategy, the Company does not view any particular measure of the acquisition, expansion or retention of customers as a key indicator of its operating performance from quarter to quarter and, accordingly, has not included these metrics within its MD&A disclosure.

The Company has considered the Staff’s comment, in addition to Item 303(a) of Regulation S-K and SEC Release No. 33-10751, with respect to other measures that were not specifically identified in the Staff’s comment. The Company will include information on orders for its Building Solutions operating segments in future annual and quarterly reports filed with the Commission.

Segment Analysis, page 35

2.We note that you present total segment EBITA, which is a non-GAAP measure and should be reconciled to the most directly comparable GAAP measure. However, once reconciled it would appear that such measure may include adjustments that are inconsistent with the applicable non-GAAP guidance. In this regard, adjusting for “Corporate” expenses" appears to present a non-GAAP measure that excludes normal, recurring, cash operating expenses. Therefore, please revise to remove this measure from your periodic filings, Form 8-K earnings releases, and earnings presentations. Refer to Item 10(e)(1)(i)(B) of Regulation S-K and Questions 100.01 and 104.04 of the non-GAAP C&DIs.

Response:

The Company acknowledges the Staff’s comment and has removed presentation of total segment EBITA from its earnings materials and Quarterly Report Form 10-Q for its first fiscal quarter ended December 31, 2023, and will not present this measure in future periodic filings, Form 8-K earnings releases, and earnings presentations.

Marc Vandiepenbeeck EVP and Chief Financial Officer Johnson Controls 5757 N. Green Bay Avenue Glendale, WI 53209
Liquidity and Capital Resources Working Capital, page 36

3.We note your disclosure of working capital is not consistent with the definition of working capital in the FASB Codification Master Glossary and is therefore a non-GAAP measure. Please tell us how your presentation complies with Item 10(e)(1)(ii)(A) of Regulation S-K which prohibits excluding charges or liabilities that required or will require cash settlement from non-GAAP liquidity measures.

Response:

The Company acknowledges the Staff’s comment and has revised its disclosure to only include a calculation of working capital as defined in the FASB Codification Master Glossary in its Quarterly Report on Form 10-Q for its first fiscal quarter ended December 31, 2023, and will continue to do so in future annual and quarterly reports filed with the Commission.

Capitalization, page 37

4.We note you present the non-GAAP ratio, net debt as a % of total capitalization without presenting the ratio calculated using the most directly comparable GAAP measure(s) with equal or greater prominence. Please revise future filings accordingly. Refer to Question 102.10(a) of the Non-GAAP C&DIs.

Response:

The Company acknowledges the Staff’s comment and has revised its disclosure to include the ratio calculated with the most comparable GAAP measures, which is total debt as a percentage of total capitalization, in its Quarterly Report on Form 10-Q for its first fiscal quarter ended December 31, 2023. The Company has also included additional disclosure to provide clarity on the calculations of the ratios. The Company will continue to include these disclosures in future annual and quarterly reports filed with the Commission.

Form 8-K furnished on December 12, 2023

Exhibit 99.1, page 1

5.We note that you discuss the percentage changes in non-GAAP EPS, adjusted net income, EBIT and EBIT margin on page 1 without providing a similar discussion of the percentage changes in the most directly comparable GAAP measure. Also, you disclose EBIT and adjusted EBIT margins without disclosing the comparable GAAP margin. Please revise to present and discuss the most directly comparable GAAP measure with equal or greater prominence as required by Item 10(e)(1)(i)(A) of Regulation S-K and Question 102.10(a) of the non-GAAP C&DIs.

Response:

Marc Vandiepenbeeck EVP and Chief Financial Officer Johnson Controls 5757 N. Green Bay Avenue Glendale, WI 53209

The Company acknowledges the Staff’s comment and has removed discussion of the changes in non-GAAP EPS, adjusted net income, EBIT and EBIT margin in the earnings release furnished on Form 8-K for its first fiscal quarter ended December 31, 2023, and will continue to do so in future earnings releases furnished on Form 8-K unless accompanied by a discussion of the most directly comparable GAAP measure with equal or greater prominence.

The Company has also removed the presentation and discussion of EBIT and Adjusted EBIT margin in the earnings release furnished on Form 8-K for its first fiscal quarter ended December 31, 2023, and will continue to do so in future earnings releases furnished on Form 8-K unless accompanied by the most directly comparable GAAP measure with equal or greater prominence.

6.Please revise to remove the “GAAP” header in the table on page 2 as total segment EBITA and EBIT are non-GAAP measures.

Response:

The Company acknowledges the Staff’s comment and has removed the identified table in its entirety in the earnings release furnished on Form 8-K for the quarter ended December 31, 2023, and will continue to do so in future earnings releases furnished on Form 8-K.

7.Please revise the reconciliations on page 15 to begin with the most directly comparable GAAP measure and reconcile to the non-GAAP. For example, your reconciliation should start with net income and reconcile down to EBIT and Adjusted EBIT. Refer to Question 102.10(b) of the Non-GAAP C&DIs.

Response:

The Company acknowledges the Staff’s comment and has revised its reconciliation to start with net income attributable to JCI and reconcile down to EBIT in the earnings release furnished on Form 8-K for the quarter ended December 31, 2023, and will continue to do so in future earnings releases furnished on Form 8-K. The reconciliation of EBIT to adjusted EBIT is no longer applicable as a result of revisions made to disclosures in response to Comment 5 as discussed above.

8.Please revise the title of your free cash flow measure to adjusted free cash flow or similar description as your calculation differs from the typical calculation of cash flows from operating activities less capital expenditures. Refer to Question 102.07 of the Non-GAAP C&DIs.

Response:

The Company acknowledges the Staff’s comment and has revised the title of the Company’s free cash flow measure to “adjusted free cash flow” in the earnings release furnished on Form 8-K for the quarter ended December 31, 2023, and will continue to do so in future earnings releases furnished on Form 8-K.

Marc Vandiepenbeeck EVP and Chief Financial Officer Johnson Controls 5757 N. Green Bay Avenue Glendale, WI 53209
We acknowledge that the Company is responsible for the accuracy of its disclosures, that the Commission is not foreclosed from taking action with respect to its filing and that the Company may not use the staff comments as a defense in any proceeding.

Please contact me at (414) 469-8420 if you need any additional information.

Sincerely,

/s/ Marc Vandiepenbeeck
Marc Vandiepenbeeck
EVP & Chief Financial Officer

cc: John Donofrio, Executive Vice President and General Counsel, Johnson Controls International plc
Daniel “Skip” McConeghy, Chief Accounting and Tax Officer, Johnson Controls International plc